UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Mercantile Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $0.4167 per share
(Title of Class of Securities)

58734P105
(CUSIP Number)

R. Dean Phillips 524 North 30th Street Quincy, Illinois 62301 (217) 228-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Tyler Phillips

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):  30-6049114

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,990 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,990 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,990 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of  November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 2 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Nicholas Phillips

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):  32-6019538

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,988 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,988 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,988 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 3 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Kaitlyn Phillips

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):  35-6741102

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,988 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,988 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,988 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 4 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Brenna Phillips

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):  36-7407624

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,989 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,989 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,989 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 5 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Marion Dye

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):  30-6049119

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,987 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,987 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,987 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 6 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Hannah Denckla

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):  32-6019540

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,988 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,988 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,988 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of  November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 7 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Olivia Hopson

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):  35-6741104

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,988 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,988 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,988 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 8 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Claire Hopson

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):  36-7407626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,987 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,987 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,987 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 9 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Elizabeth Boyer

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):  37-6395126

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,988 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,988 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,988 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of  November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 10 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Lindsey Boyer

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):  38-6811307

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,988 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,988 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,988 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 11 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:
Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 fbo Laura Boyer

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only):   61-6297915

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 59,990 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 59,990 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,990 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) See Item 5.

Page 12 of 30, Excluding Exhibits

CUSIP No. 58734P105

1	NAME OF REPORTING PERSON: R. Dean Phillips I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,384,695 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,384,695 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,384,695 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
15.9% (based on 8,703,330 shares of Common Stock issued and outstanding as of November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) See Item 5.

Page 13 of 30, Excluding Exhibits

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:  Town and Country Bank of Quincy, Trustee of Trust 4, Trust 5, Trust 6, Trust 7, Trust 8, Trust 9, Trust 10, Trust 11, Trust 12, Trust 13, Trust 14, Trust 18, Trust 19 and Trust 20 (2)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only): 37-0524490

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,171,662 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,171,662 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,171,662 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.5% (based on 8,703,330 shares of Common Stock issued and outstanding as of November 24, 2009 as reported in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): BK
(1) See Item 5.
(2) See Item 2 of the Amended Schedule 13D (as defined herein) for the legal name of the trusts.

Page 14 of 30, Excluding Exhibits

Explanatory Statement

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, $0.4167 par value per share (the “Shares”), of Mercantile Bancorp, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 2 amends the original Schedule 13D filed on February 13, 2009, SEC File No. 005-80889 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed on April 22, 2009 (“Amendment No. 1,” and together with the Original Schedule 13D, the “Amended Schedule 13D”).

This Amendment No. 2 is being filed solely to reflect changes in Items 3, 4, 5, 6 and 7 of the Amended Schedule 13D resulting from a transfer of shares from certain of the Trusts to Mr. R. Dean Phillips since the filing of Amendment No. 1 and the execution of the Second Waiver (as defined in Item 4 below) and the Exchange Agreement (as defined in Item 4 below).  All other information presented in the Amended Schedule 13D remains unchanged.  All items used but not defined herein shall have the meanings assigned to such terms in the Amended Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired all of the Shares held by them in transactions at or about market prices primarily over an extended number of years, and such transactions were effected with either personal funds, funds from the corpus of the applicable Trust or, with respect to certain Trusts, proceeds of certain loans from Mr. Phillips.  Mr. Phillips made loans to each of Trust 4, Trust 5, Trust 6, Trust 7, Trust 8, Trust 9, Trust 10, Trust 11, Trust 12, Trust 13 and Trust 14, each in the approximate amount of $17,000.  The purpose of the loans was to enable each trust to acquire Shares from Mr. Phillips, and each loan was secured by the Shares so purchased.  The Trusts defaulted on the loans, and on November 3, 2009, Mr. Phillips acquired an aggregate of 24,367 Shares that were held as collateral in satisfaction of the full amount of the debt owed by the applicable Trusts.  Currently, no Reporting Person has used borrowed funds to acquire Shares.  Exhibit 2 is incorporated herein by reference.

The information, if any, called for by Items 2-6, inclusive, of this Amendment No. 2 with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 2 or otherwise herein.  The information contained in Exhibit 2 and each other item herein is incorporated by reference in answer and partial answer to this Item.

Item 4.  Purpose of the Transaction.

The Reporting Persons independently purchased Shares of the Issuer for investment purposes in the ordinary course of business based on the Reporting Persons’ belief that the Shares, when purchased, represented an attractive investment opportunity.

In addition, as reported in a Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 6, 2009 (the “May Form 8-K”), the Issuer and Great River Bancshares, Inc., a Nevada corporation which is wholly-owned by R. Dean Phillips (“Great River”), entered into a Fourth Amended and Restated Loan Agreement (the “Agreement”).  The Agreement amends and restates the Third Amended and Restated Term

Page 15 of 30, Excluding Exhibits

Loan Agreement, dated November 10, 2006 (as amended), between the Issuer and Great River (the “Original Loan Agreement”) and enables the Issuer, at Great River's sole and absolute discretion, to borrow funds on a revolving basis, grants Great River additional collateral, and restructures certain demand notes issued by the Issuer to Great River in December 2008 and February 2009. In addition, as disclosed in the May Form 8-K, the Agreement contains certain additional covenants, additional events of default, and provides for a default interest rate of 12.5%.  A copy of the Agreement is included herewith as Exhibit 4 and is incorporated herein by reference.

From and after September 1, 2009, the Issuer was in breach of certain provisions of the Agreement, including in breach of the non-performing assets covenant, the consolidated fixed charge coverage ratio covenant and certain covenants related to regulatory matters.

The Issuer and Great River have entered into four waivers and amendments to the Original Loan Agreement and the Agreement.  Each is attached hereto as Exhibits 5, 6, 7 and 8 (collectively, the “Waiver and Amendments”) and is incorporated herein by reference.  The most recent Waiver and Amendment was executed on November 21, 2009 (the "Second Waiver").  The Second Waiver waives the Issuer's breaches of, and amends, certain of the financial and other covenants contained in the Agreement, including the following: (i) the Issuer is required to keep a certain level of consolidated fixed charge covenant ratio, which levels were amended to require the Issuer to maintain a consolidated fixed charge covenant ratio of at least negative (.75) to 1.00 for each four consecutive fiscal quarter period ending on or after March 31, 2010; (ii) the Issuer shall not permit the aggregate amount of non-performing assets of all the subsidiary banks on a combined basis to equal or exceed a certain percentage of the then primary capital of all the subsidiary banks, which covenant was amended to provide that the Issuer shall not permit the aggregate amount of non-performing assets of all the subsidiary banks on a combined basis to equal or exceed 85% of the then primary capital of all the subsidiary banks at any time from and after November 21, 2009; (iii) the Issuer is required, and is required to cause its subsidiary banks, to maintain its regulatory capital ratios at an “adequately capitalized” level, and to cause it and its subsidiary banks to maintain their regulatory capital ratios at a “well capitalized” level, which requirement has been amended to waive the requirements that (1) The Royal Palm Bank of Florida (“Royal Palm Bank”) maintain its regulatory capital ratios at a “well capitalized” level until the earlier of the Issuer providing  Royal Palm Bank with $11 million of additional capital or January 31, 2010 and (2) the Issuer maintain its regulatory capital ratios at a “well capitalized” level until January 31, 2010; and (iv) the Issuer is required to comply with certain regulatory requirements, which requirements were amended to reflect the regulatory actions currently imposed on the Issuer and its subsidiaries.

The Second Waiver also provides that aggregate principal amount outstanding on the Great River debt shall not accrue interest at the default rate from and after November 21, 2009, which means that the interest rate on the Great River debt from and after November 21, 2009, will be 7.50%.  The Second Waiver also extends the following maturity dates on the following notes issued pursuant to the Great River debt: (i) the approximately $14.36 million of aggregate principal amount outstanding on Term Loan A will be due on the earlier of the closing of the transactions contemplated by the Stock Purchase Agreement (defined below) and January 31, 2010; (ii) the approximately $5.04 million of aggregate principal amount outstanding on Term Loan B will be payable in two installments with the first installment in the amount of $375,000.00 due on March 31, 2010 and, the final installment in the amount of the then

Page 16 of 30, Excluding Exhibits

outstanding and unpaid principal balance of Term Loan B due on the earlier of the closing of the transactions contemplated by the Stock Purchase Agreement (defined below) and August 31, 2010; and (iii) the approximately $2.01 million of aggregate principal amount outstanding on Term Loan C will be payable in two installments with the first installment in the amount of $375,000.00 due on March 31, 2010 and, the final installment in the amount of the then outstanding and unpaid principal balance of Term Loan C due on  the earlier of the closing of the transactions contemplated by the Stock Purchase Agreement (defined below) and August 31, 2010.

The Second Waiver provides that Great River shall extend the Issuer an additional $11 million of short term debt (the “Term Loan D”), subject to certain conditions including the following: (i) the Issuer obtaining certain written confirmation from the Federal Deposit Insurance Corporation (the “FDIC Letter”) regarding the inapplicability of the cross guarantee liability provisions of 12 U.S.C. Section 1815(e) to Mr. Phillips or HNB National Bank in connection with the Exchange (as defined below); and (ii) the Issuer using all of the $11 million to provide additional capital to Royal Palm Bank.  The Term Loan D is due upon the earlier of the closing of the transactions contemplated by the Stock Purchase Agreement (defined below) and January 31, 2010.

The Second Waiver also provides the Issuer with a new line of credit in the aggregate principal amount of $7 million which has a maturity date of December 31, 2010.  The Issuer is permitted to draw on this new line of credit at any time provided that (i) there is no default or event of default occurring at such time, (ii) the transactions contemplated by the Stock Purchase Agreement (defined below) have closed and, (iii) the proceeds from such transactions have been used to repay the outstanding debt under the Great River debt.  The Issuer can prepay any principal amount outstanding on this line of credit at any time without penalty.  The Issuer is required to pay a commitment fee of 50 basis points on the average unused amount of the line of credit during any three-month period beginning on November 21, 2009.

Also, on November 21, 2009, the Issuer, HNB Financial Services, Inc., a wholly owned subsidiary of the Issuer, and Mr. Phillips entered into an exchange agreement (the "Exchange Agreement"). R. Dean Phillips owns, through participations from Great River, more than $28 million of the Great River debt.  The Exchange Agreement provides for the sale of all of the outstanding capital stock of HNB National Bank by the Issuer and HNB Financial Services, Inc. to Mr. Phillips for a purchase price of $28 million (the "Exchange").  The Exchange Agreement provides that the purchase price will be paid by either (i) the repayment of $28 million of Great River debt or (ii) if the sale of Brown County State Bank and Marine Bank & Trust has occurred prior to the Exchange, a cash payment by Mr. Phillips to the Issuer in an amount equal to the difference between $28 million and the then outstanding aggregate principal amount of Great River debt.

The Exchange Agreement is subject to certain closing conditions, including receipt of the FDIC letter and the entering into a data processing agreement between HNB and the Issuer or one of its subsidiary banks.  Under the Exchange Agreement, the Issuer provides Mr. Phillips with representations and warranties, and has agreed to certain customary covenants regarding HNB National Bank prior to the consummation of the Exchange.

Page 17 of 30, Excluding Exhibits

On November 22, 2009, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”), with United Community Bancorp, Inc. (“United Community”), pursuant to which the Issuer will sell all of the issued and outstanding stock of its subsidiary banks Brown County State Bank (“Brown County”) and Marine Bank & Trust (“Marine”), to United Community for approximately $25.6 million, subject to certain purchase price adjustments.  In connection with the execution of the Stock Purchase Agreement, the Issuer obtained the consent of Great River (the “Consent”) to sell Brown County and Marine to United Community and to effect the Exchange.  Pursuant to the Consent, the Issuer is required to the use the proceeds from the sale of Brown County and Marine to repay any outstanding debt under the Great River debt, which if the sale closes after the Exchange, as expected, will result in the Issuer paying Great River approximately $16 million.  The sale of Brown County and Marine is subject to regulatory approval and is expected to occur in the first quarter of 2010.

The above is only a summary of certain terms of the Agreement, Second Waiver, the Exchange Agreement and the Consent.  In the event of any conflict between the above summary and the actual agreements, the terms of the actual agreement shall control.

In addition, as disclosed on a Form 8-K filed by the Issuer on September 28, 2009, the Issuer appointed Lee R. Keith to its Board of Directors, at the request of Great River pursuant to its rights under the Agreement.

As a result of their equity investment in the Issuer and the Issuer’s indebtedness to Great River, each of the Reporting Persons independently intends to continue to actively monitor its respective investment in the Issuer.  In addition, as in the past Mr. Phillips expects to engage in discussions with management and the Board of Directors of the Issuer regarding the Reporting Persons’ views concerning the business, management, operations, and future plans of the Issuer, as well as its capital structure, leverage, assets, and risk management.

The Reporting Persons may also discuss matters relating to the Issuer with other shareholders, investors, industry analysts, investment and financing professionals and governmental authorities in an effort to explore the Issuer’s options for enhancing shareholder value subject to any obligation not to disclose any non-public information that such Reporting Persons may have.

Depending on various factors, including the Issuer’s financial condition, results of operations and prospects, general industry and economic conditions, current and anticipated future trading prices of the Shares, discussions with and actions taken by the Issuer’s management and/or Board of Directors, other investment opportunities available to the Reporting Persons, tax considerations, and other factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they independently deem appropriate, including changing their respective current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, at any time without prior notice, purchase additional Shares or other securities of the Issuer on the open market or in private transactions, or otherwise, at such times and at such prices as the Reporting Persons deem advisable or dispose of, in open market or privately negotiated transactions or otherwise, some or all of their Shares, engage in short-selling or hedging or similar transactions with respect to the Shares and/or continue to hold the Shares.  Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)

Page 18 of 30, Excluding Exhibits

through (j) of Item 4 of Schedule 13D.  Each of the Reporting Persons independently reserves the right to change its intention with respect to the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

As a result of the foregoing, the Reporting Persons may be deemed to be a group as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and/or to hold the Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  Accordingly, the Reporting Persons are filing this Amendment No. 2 with respect to their investment in the Issuer on a protective basis. The execution and filing of this Amendment No. 2, however, shall not be construed as an admission that (i) any Reporting Person is for the purposes of Sections 13(d) or 13(g) of Exchange Act the beneficial owner of any securities owned by any other Reporting Person, (ii) that the Reporting Persons have formed a group as contemplated by Section 13(d)(3) of the Exchange Act, or (iii) the Reporting Persons are “acting in concert” or taking “concerted action” for purposes of the Change in Bank Control Act of 1978 and its implementing regulations, as amended.

The information, if any, called for by Items 2-6, inclusive, of this Amendment No. 2 with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 2 or otherwise herein.  The information contained in Exhibit 2 and each other item herein is incorporated by reference in answer and partial answer to this Item.

Item 5.  Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 8,703,330 shares outstanding, which is the total number of shares outstanding as of November 24, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 25, 2009.  The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,350,938 Shares, representing approximately 38.5% of the Issuer’s outstanding common stock. 1

The aggregate Shares are held as follows:

(i) (ii) (iii) (iv) (v) (vi)	Trust 1 beneficially owns: Trust 2 beneficially owns: Trust 3 beneficially owns: Trust 4 beneficially owns: Trust 5 beneficially owns: Trust 6 beneficially owns:	3,570 Shares 3,568 Shares 3,570 Shares 59,990 Shares 59,988 Shares 59,988 Shares	Percent of Class: .04% Percent of Class: .04% Percent of Class: .04% Percent of Class: .7% Percent of Class: .7% Percent of Class: ..7%

1 The Reporting Persons, however, expressly disclaim such beneficial ownership and expressly disclaim that they have formed a group as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The execution and filing of this Amendment No. 2 shall not be construed as an admission that (i) any Reporting Person is for the purposes of Sections 13(d) or 13(g) of Exchange Act the beneficial owner of any securities owned by any other Reporting Person, (ii) the Reporting Persons have formed a group as contemplated by Section 13(d)(3) of the Exchange Act, or (iii) the Reporting Persons are “acting in concert” or taking “concerted action” for purposes of the Change in Bank Control Act of 1978 and its implementing regulations, as amended.

Page 19 of 30, Excluding Exhibits

(vii) (viii) (ix) (x) (xi) (xii) (xiii) (xiv) (xv) (xvi) (xvii) (xviii) (xix) (xx) (xxi)
Trust 7 beneficially owns:
Trust 8 beneficially owns:
Trust 9 beneficially owns:
Trust 10 beneficially owns:
Trust 11 beneficially owns:
Trust 12 beneficially owns:
Trust 13 beneficially owns:
Trust 14 beneficially owns:
Trust 15 beneficially owns:
Trust 16 beneficially owns:
Trust 17 beneficially owns:
Trust 18 beneficially owns:
Trust 19 beneficially owns:
Trust 20 beneficially owns:
R. Dean Phillips beneficially owns:

59,989 Shares
59,987 Shares
59,988 Shares
59,988 Shares
59,987 Shares
59,988 Shares
59,988 Shares
59,990 Shares
261,290 Shares
261,290 Shares
261,293 Shares
170,597 Shares
170,601 Shares
170,593 Shares
1,384,695 Shares

Percent of Class: .7%
Percent of Class: .7%
Percent of Class: .7%
Percent of Class: .7%
Percent of Class: .7%
Percent of Class: .7%
Percent of Class: .7%
Percent of Class: .7%
Percent of Class: 3.0%
Percent of Class: 3.0%
Percent of Class: 3.0%
Percent of Class: 2.0%
Percent of Class: 2.0%
Percent of Class: 2.0%
Percent of Class: 15.9%

(xxii)	As Trustee of Trust 2 and Trust 16, David Edward Miller has the power to vote, or direct the voting, and to dispose or direct the disposition of, 3,568 Shares held by Trust 2 and 261,290 Shares held by Trust 16. Accordingly, he may be deemed the beneficial owner of an aggregate of 264,858 Shares, representing approximately 3.0% of the Issuer’s outstanding common stock.1
(xxiii)	As Trustee of Trust 3 and Trust 17, Philip Mark Burns has the power to vote, or direct the voting, and to dispose or direct the disposition of, 3,570 Shares held by Trust 3 and 261,293 Shares held by Trust 17. Accordingly, he may be deemed the beneficial owner of 264,863 Shares, representing approximately 3.0% of the Issuer’s outstanding common stock.1
(xxiv)	As Trustee of Trust 1 and Trust 15, James Raymond Behrens has the power to vote, or direct the voting, and to dispose or direct the disposition, of 3,570 Shares held by Trust 1 and 261,290 Shares held by Trust 15. Accordingly, he may be deemed the beneficial owner of an aggregate of 264,860 Shares, representing approximately 3.0% of the Issuer’s outstanding common stock.1
(xxv)	As Trustee of Trust 4, Trust 5, Trust 6, Trust 7, Trust 8, Trust 9, Trust 10, Trust 11, Trust 12, Trust 13, Trust 14, Trust 18, Trust 19 and Trust 20, Town and Country Bank of Quincy, has the power to vote, or direct the voting, and to dispose or direct the disposition of, 59,990 Shares held by Trust 4, 59,988 Shares held by Trust 5, 59,988 Shares held by Trust 6, 59,989 Shares held by Trust 7, 59,987 Shares held by Trust 8, 59,988 Shares held by Trust 9, 59,988 Shares held by Trust 10, 59,987 Shares held by Trust 11, 59,988 Shares held by Trust 12, 59,988 Shares held by Trust 13, 59,990 Shares held by Trust 14, 170,597 Shares held by Trust 18, 170,601 Shares held by Trust 19, and 170,593 Shares held by Trust 20. Accordingly, it may be deemed the beneficial owner of an aggregate of 1,171,662 Shares representing approximately 13.5% of the Issuer’s outstanding common stock.1
(b) (i) Sole voting and dispositive power:
(A)	None of the Reporting Persons, other than Mr. Phillips has sole power to vote or direct the vote or sole power to dispose or direct the disposition of Shares.

1 The Reporting Persons, however, expressly disclaim such beneficial ownership and expressly disclaim that they have formed a group as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The execution and filing of this Amendment No. 2 shall not be construed as an admission that (i) any Reporting Person is for the purposes of Sections 13(d) or 13(g) of Exchange Act the beneficial owner of any securities owned by any other Reporting Person, (ii) the Reporting Persons have formed a group as contemplated by Section 13(d)(3) of the Exchange Act, or (iii) the Reporting Persons are “acting in concert” or taking “concerted action” for purposes of the Change in Bank Control Act of 1978 and its implementing regulations, as amended.

Page 20 of 30, Excluding Exhibits

(B)	Mr. Phillips has sole voting and dispositive power with respect to 1,384,695 Shares.

(ii) Shared voting and dispositive power:
(A)	Trust 1: 3,570 Shares2
(B)	Trust 2: 3,568 Shares3
(C)	Trust 3: 3,570 Shares4
(D)	Trust 4: 59,990 Shares5
(E)	Trust 5: 59,988 Shares5
(F)	Trust 6: 59,988 Shares5
(G)	Trust 7: 59,989 Shares5
(H)	Trust 8: 59,987 Shares5
(I)	Trust 9: 59,988 Shares5
(J)	Trust 10: 59,988 Shares5
(K)	Trust 11: 59,987 Shares5
(L)	Trust 12: 59,988 Shares5
(M)	Trust 13: 59,988 Shares5
(N)	Trust 14: 59,990 Shares5
(O)	Trust 15: 261,290 Shares2
(P)	Trust 16: 261,290 Shares3
(Q)	Trust 17: 261,293 Shares4
(R)	Trust 18: 170,597 Shares5
(S)	Trust 19: 170,601 Shares5
(T)	Trust 20: 170,593 Shares5
(U)	David Miller: 264,858 Shares of which 3,568 Shares are held by Trust 2 and 261,290 Shares are held by Trust 16.3
(V)	Philip Burns: 264,863 Shares of which 3,570 Shares are held by Trust 3 and 261,293 Shares are held by Trust 17.4
(W)	James Behrens: 264,860 Shares of which 3,570 Shares are held by Trust 1 and 261,290 Shares are held by Trust 15.2

2 By virtue of the applicable trust agreement, James Raymond Behrens has the power to vote or direct the voting, and to dispose or direct the disposition, of all the Shares held by Trust 1 and Trust 15.  Accordingly, such Trusts and James Raymond Behrens may be deemed to have shared voting and shared dispositive power with respect to the Shares held by such Trusts.

3 By virtue of the applicable trust agreement, David Edward Miller has the power to vote or direct the voting, and to dispose or direct the disposition, of all the Shares held by Trust 2 and Trust 16.  Accordingly, such Trusts and David Edward Miller may be deemed to have shared voting and shared dispositive power with respect to the Shares held by such Trusts.

4 By virtue of the applicable trust agreement, Philip Mark Burns has the power to vote or direct the voting, and to dispose or direct the disposition, of all the Shares held by Trust 3 and Trust 17.  Accordingly such Trusts and Philip Mark Burns may be deemed to have shared voting and shared dispositive power with respect to the Shares held by such Trusts.

5 By virtue of the applicable trust agreement, Town and Country Bank of Quincy, has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the Shares held by Trust 4, Trust 5, Trust 6, Trust 7, Trust 8, Trust 9, Trust 10, Trust 11, Trust 12, Trust 13 Trust 14, Trust 18, Trust 19 and Trust 20.  Accordingly such Trusts and Town and Country Bank of Quincy may be deemed to have shared voting and shared dispositive power with respect to the Shares held by such Trusts.

Page 21 of 30, Excluding Exhibits

(X)
Town and Country Bank, Inc.:  1,171,662 of which 59,990 Shares are held by Trust 4, 59,988 Shares are held by Trust 5, 59,988 Shares are held by Trust 6, 59,989 Shares are held by Trust 7, 59,987 Shares are held by Trust 8, 59,988 Shares are held by Trust 9, 59,988 Shares are held by Trust 10, 59,987 Shares are held by Trust 11, 59,988 Shares are held by Trust 12, 59,988 Shares are held by Trust 13, 59,990 Shares are held by Trust 14, 170,597 Shares are held by Trust 18, 170,601 Shares are held by Trust 19, and 170,593 Shares are held by Trust 20.5

(c)           Information concerning transactions in the Shares effected by the Reporting Persons during the 60 days preceding the filing of this Amendment No. 2 is set forth in Exhibit 11 hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected as a result of Mr. Phillips foreclosing on the Shares that served as collateral under the loans made by the applicable Trust.

(d)           Each Trust, not the Trustee, has the right to receive, and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares.  Except as set forth above, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported in this Amendment No. 2.

(e)           Not Applicable.

The information, if any, called for by Items 2-6, inclusive, of this Amendment No. 2 with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 2 or otherwise herein.  The information contained in Exhibit 2 and each other item herein is incorporated by reference in answer and partial answer to this Item.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated by reference in answer to this Item.

The information, if any, called for by Items 2-6, inclusive, of this Amendment No. 2 with respect to any person enumerated in Instruction C of the Schedule 13D and required to be included in this statement is included in Exhibit 2 or otherwise herein.  The information contained in Exhibit 2 and each other item herein is incorporated by reference in answer and partial answer to this Item.

Item 7.  Material to be Filed as Exhibits.

1.           Joint Filing Agreement.  (Incorporated by reference to Exhibit 1 to the Original Schedule 13D filed by the Reporting Persons with the SEC on February 13, 2009, File No. 005-80889.)

2.           Exhibit 2.

Page 22 of 30, Excluding Exhibits

3.           Power of Attorney. (Incorporated by reference to Exhibit 5 to Amendment No. 1 filed by the Reporting Persons with the SEC on April 22, 2009, File No. 005-80889.)

4.           Fourth Amended and Restated Loan Agreement by and between Mercantile Bancorp, Inc. and Great River Bancshares, Inc., dated as of April 30, 2009.  (Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on May 6, 2009, File No. 001-32434.)

5.           Waiver and Agreement by and between Mercantile Bancorp, Inc., and Great River Bancshares, Inc. dated March 13, 2009.  (Incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K filed by the Issuer with the SEC on March 18, 2009, File No. 001-32434.)

6.           First Amendment to Waiver and Agreement, dated as of April 30, 2009, by and between Mercantile Bancorp, Inc. and Great River Bancshares, Inc.  (Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on May 6, 2009, File No. 001-32434.)

7.           Fourth Amended and Restated Loan Agreement, Waiver and Amendment, dated as of August 10, 2009, by and between Mercantile Bancorp, Inc. and Great River Bancshares, Inc.  (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2009, File No. 001-32434.)

8.           Fourth Amended and Restated Loan Agreement, Second Waiver and Amendment, dated as of November 21, 2009, by and between Mercantile Bancorp, Inc. and Great River Bancshares, Inc.

9.           Exchange Agreement dated as of November 21, 2009 by and among Mercantile Bancorp, Inc., HNB Financial Services, Inc., and R. Dean Phillips, in his individual capacity.

10.           Consent, dated November 21, 2009, executed by Great River Bancshares, Inc.

11.	Transactions in the Shares in the Last 60 Days.

Page 23 of 30, Excluding Exhibits

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 24, 2009

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO SCOTT PHILLIPS

By:	*
James Behrens, Trustee

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO CONNIE PHILLIPS

By:	*
David Miller, Trustee

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 UNFUNDED LIFE INSURANCE TRUST FBO KAY PHILLIPS

By:	*
Philip Burns, Trustee

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO TYLER PHILLIPS

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Gary W. Penn, Authorized Person

Page 24 of 30, Excluding Exhibits

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO NICHOLAS PHILLIPS

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO KAITLYN PHILLIPS

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO BRENNA PHILLIPS

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO MARION DYE

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Linda Bradshaw, Authorized Person

Page 25 of 30, Excluding Exhibits

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO HANNAH DENCKLA

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Linda Bradshaw, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO OLIVIA HOPSON

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Linda Bradshaw, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO CLAIRE HOPSON

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO ELIZABETH BOYER

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Gary W. Penn, Authorized Person

Page 26 of 30, Excluding Exhibits

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO LINDSEY BOYER

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO LAURA BOYER

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Linda Bradshaw, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST NO. TWO U.T.A. DATED DECEMBER 30, 1996 FBO SCOTT PHILLIPS

By:	*
James Behrens, Trustee

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST NO. TWO U.T.A. DATED DECEMBER 30, 1996 FBO CONNIE PHILLIPS

By:	*
David Miller, Trustee

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST NO. TWO U.T.A. DATED DECEMBER 30, 1996 FBO KAY PHILLIPS

By:	*
Philip Burns, Trustee

Page 27 of 30, Excluding Exhibits

REVOCABLE TRUST FOR LIFETIME BENEFIT OF BETTY JO PHILLIPS U.T.A. DATED NOVEMBER 10, 1994 FBO SCOTT PHILLIPS

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Joni Stark, Authorized Person

REVOCABLE TRUST FOR LIFETIME BENEFIT OF BETTY JO PHILLIPS U.T.A. DATED NOVEMBER 10, 1994 FBO CONNIE PHILLIPS

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Joni Stark, Authorized Person

REVOCABLE TRUST FOR LIFETIME BENEFIT OF BETTY JO PHILLIPS U.T.A. DATED NOVEMBER 10, 1994 FBO KAY PHILLIPS

By:	Town and Country Bank of Quincy, Its Trustee

By:	*
Joni Stark, Authorized Person

R. DEAN PHILLIPS

By:	/s/ R. Dean Phillips
R. Dean Phillips

DAVID MILLER

By:	*
David Miller

PHILIP BURNS

By:	*
Philip Burns

Page 28 of 30, Excluding Exhibits

JAMES BEHRENS

By:	*
James Behrens

TOWN AND COUNTRY BANK OF QUINCY

By:	*
Joni Stark, Authorized Person

*By:	/s/ R. Dean Phillips
R. Dean Phillips, Attorney in Fact

Page 29 of 30, Excluding Exhibits

INDEX TO EXHIBITS

1.           Joint Filing Agreement.  (Incorporated by reference to Exhibit 1 to the Original Schedule 13D filed by the Reporting Persons with the SEC on February 13, 2009, File No. 005-80889.)

2.           Exhibit 2.

3.           Power of Attorney. (Incorporated by reference to Exhibit 5 to Amendment No. 1 filed by the Reporting Persons with the SEC on April 22, 2009, File No. 005-80889.)

4.           Fourth Amended and Restated Loan Agreement by and between Mercantile Bancorp, Inc. and Great River Bancshares, Inc., dated as of April 30, 2009.  (Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on May 6, 2009, File No. 001-32434.)

5.           Waiver and Agreement by and between Mercantile Bancorp, Inc., and Great River Bancshares, Inc. dated March 13, 2009.  (Incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K filed by the Issuer with the SEC on March 18, 2009, File No. 001-32434.)

6.           First Amendment to Waiver and Agreement, dated as of April 30, 2009, by and between Mercantile Bancorp, Inc. and Great River Bancshares, Inc.  (Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on May 6, 2009, File No. 001-32434.)

7.           Fourth Amended and Restated Loan Agreement, Waiver and Amendment, dated as of August 10, 2009, by and between Mercantile Bancorp, Inc. and Great River Bancshares, Inc.  (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2009, File No. 001-32434.)

8.           Fourth Amended and Restated Loan Agreement, Second Waiver and Amendment, dated as of November 21, 2009, by and between Mercantile Bancorp, Inc. and Great River Bancshares, Inc.

9.           Exchange Agreement dated as of November 21, 2009 by and among Mercantile Bancorp, Inc., HNB Financial Services, Inc., and R. Dean Phillips, in his individual capacity.

10.           Consent, dated November 21, 2009, executed by Great River Bancshares, Inc.

11.           Transactions in the Shares in the Last 60 Days.

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